Exhibit 99.1
Shinhan Financial Group’s Board made a resolution to issue a Write-down Contingent Capital Securities.

On March 22, 2018, the board of directors of Shinhan Financial Group made a resolution to issue a Write-down Contingent Capital Securities.

1. Purpose of issuance: To maintain capital requirements under the Basel III

2. Details of issuance

Type of Securities	Write-down Contingent Capital Securities
Total Amount of Issuance Limit	KRW 200 Billions
Maturity of Securities	Perpetual Securities with the conditions of Call option after 5 years or 10 years from the issuance date by the issuer.

* The details of issuance and interest rate will be delegated to the Chief Executive Officer